Exhibit 99.4

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	551,443
BANK OF IRELAND	739,439
BANK OF IRELAND	96,219
BANK OF IRELAND	490,524
BANK OF IRELAND	739,276
BANK OF NEW YORK	48,447
BANK OF NEW YORK	20,310
BANK OF NEW YORK	519,619
BANK OF NEW YORK	50,334
BANK OF NEW YORK	2,786,054
BANK OF NEW YORK	35,504
BANK OF NEW YORK	425,522
BANK OF NEW YORK	2,328,209
BANK OF NEW YORK	2,505,665
BANK OF NEW YORK	254,652
BANK OF NEW YORK	268,403
BARCLAYS CAPITAL NOMINEES LIMI	156,117
Barclays Global Investors Canada	35,104
Barclays Noms Monument R97	42,318
Barclays Trust Co & Others	2,329
BARCLAYS TRUST CO AS EXEC/ADM	1,692
Barclays Trust Co E99	5,375
Barclays Trust Co EP856	225
Barclays Trust Co R69	9,115
BARCLAYSHARE NOMINEES LTD	1,044
BNP PARIBAS	281,891

BNY (OCS) NOMINEES LTD	212,506
BNY (OCS) NOMINEES LTD	594,066
BT GLOBENET NOMINEES LTD	110,538
CHASE NOMINEES LTD	642,021
CHASE NOMINEES LTD	171,928
CHASE NOMINEES LTD	152,164
CHASE NOMINEES LTD	186,949
CHASE NOMINEES LTD	1,354,212
CHASE NOMINEES LTD	255,907
CHASE NOMINEES LTD	29,525,180
CHASE NOMINEES LTD	440,062
CHASE NOMINEES LTD	75,343
CHASE NOMINEES LTD	108,726
CHASE NOMINEES LTD	145,760
CHASE NOMINEES LTD	284,108
CHASE NOMINEES LTD	364,240
CHASE NOMINEES LTD	556,576
CHASE NOMINEES LTD	448,768
CHASE NOMINEES LTD	1,110,838
CHASE NOMINEES LTD	23,613
CHASE NOMINEES LTD	142,295
CIBC MELLON GLOBAL SECURITIES	166,166
CITIBANK	295,856
CITIBANK	269,998
CITIBANK	33,550
CITIBANK	14,811
CREDIT SUISSE ASSET MANAGEMENT	97,358
DEUTSCHE BANK LONDON	24,567
DEUTSCHE BANK LONDON	899,508
Gerrard Nominees Limited	13,986
Gerrard Nominees Limited	25,512
Greig Middleton Nominees Limit	30,439
Greig Middleton Nominees Limit	47,124
HSBC	670,098
HSBC	32,173
INVESTORS BANK AND TRUST CO.	213,627
INVESTORS BANK AND TRUST CO.	34,241
INVESTORS BANK AND TRUST CO.	264,255
INVESTORS BANK AND TRUST CO.	6,064,192
INVESTORS BANK AND TRUST CO.	17,327
INVESTORS BANK AND TRUST CO.	3,196,530
INVESTORS BANK AND TRUST CO.	12,572
INVESTORS BANK AND TRUST CO.	2,412,858
INVESTORS BANK AND TRUST CO.	219,905

INVESTORS BANK AND TRUST CO.	5,149
INVESTORS BANK AND TRUST CO.	1,366,857
INVESTORS BANK AND TRUST CO.	968,005
INVESTORS BANK AND TRUST CO.	10,420
INVESTORS BANK AND TRUST CO.	87,657
INVESTORS BANK AND TRUST CO.	221,216
INVESTORS BANK AND TRUST CO.	8,171,908
INVESTORS BANK AND TRUST CO.	1,114,218
JP MORGAN (BGI CUSTODY)	10,318
JP MORGAN (BGI CUSTODY)	3,988
JP MORGAN (BGI CUSTODY)	44,730
JP MORGAN (BGI CUSTODY)	359,786
JP MORGAN (BGI CUSTODY)	70,601
JP MORGAN (BGI CUSTODY)	957,716
JP MORGAN (BGI CUSTODY)	635,438
JP MORGAN (BGI CUSTODY)	147,121
JP MORGAN (BGI CUSTODY)	365,270
JP MORGAN (BGI CUSTODY)	613,922
JP MORGAN (BGI CUSTODY)	12,825,967
JP MORGAN (BGI CUSTODY)	9,818
JP MORGAN (BGI CUSTODY)	199,631
JP MORGAN (BGI CUSTODY)	142,579
JP MORGAN (BGI CUSTODY)	374,414
JP MORGAN (BGI CUSTODY)	92,639
JP MORGAN (BGI CUSTODY)	19,628
JP MORGAN (BGI CUSTODY)	71,836
JP MORGAN (BGI CUSTODY)	39,961
JP MORGAN (BGI CUSTODY)	15,283
JP MORGAN (BGI CUSTODY)	80,564
JP MORGAN (BGI CUSTODY)	254,592
JP MORGAN (BGI CUSTODY)	648,013
JP MORGAN (BGI CUSTODY)	15,725
JP MORGAN (BGI CUSTODY)	3,566,490
JP MORGAN (BGI CUSTODY)	705,020
JPM FRANKFURT	624,053
JPMORGAN CHASE BANK	205,901
JPMORGAN CHASE BANK	1,267,396
JPMORGAN CHASE BANK	36,573
JPMorgan Chase Bank	29,479
JPMorgan Chase Bank	3,556
JPMorgan Chase Bank	184,471
JPMorgan Chase Bank	77,150
JPMorgan Chase Bank	12,510
JPMorgan Chase Bank	158,062

JPMorgan Chase Bank	419,032
JPMorgan Chase Bank	34,615
JPMorgan Chase Bank	298,023
JPMorgan Chase Bank	252,847
JPMorgan Chase Bank	167,058
JPMorgan Chase Bank	25,199
JPMorgan Chase Bank	48,020
JPMorgan Chase Bank	126,461
JPMorgan Chase Bank	11,472
JPMorgan Chase Bank	9,162
JPMorgan Chase Bank	628,226
JPMorgan Chase Bank	3,988
JPMorgan Chase Bank	210,819
JPMorgan Chase Bank	58,700
JPMorgan Chase Bank	44,730
KAS ASSOCIATES	89,053
Master Trust Bank	40,143
MELLON	92,444
MELLON BANK	2,802,014
MELLON BANK	121,838
Mellon Trust - US CUSTODIAN /	409,472
Mellon Trust - US CUSTODIAN /	163,010
MELLON TRUST OF NEW ENGLAND	486,985
MIDLAND BANK (HSBC BANK PLC)	1,775,978
Mitsubishi Trust International	27,045
Mitsubishi Trust International	7,917
NORTHERN TRUST	82,266
NORTHERN TRUST	39,577
NORTHERN TRUST	650,000
NORTHERN TRUST	748,877
NORTHERN TRUST	72,748
NORTHERN TRUST	246,638
NORTHERN TRUST	143,343
NORTHERN TRUST	244,201
NORTHERN TRUST	1,331,278
NORTHERN TRUST BANK - BGI SEPA	137,753
NORTHERN TRUST BANK - BGI SEPA	621,620
NORTHERN TRUST BANK - BGI SEPA	538,817
R C Greig Nominees Limited	512,907
R C Greig Nominees Limited	479,798
R C Greig Nominees Limited a/c	123,708
R C Greig Nominees Limited a/c	194,528
R C Greig Nominees Limited a/c	29,954
R C Greig Nominees Limited a/c	23,816

R C Greig Nominees Limited a/c	1,325
R C Greig Nominees Limited a/c	10,125
R C Greig Nominees Limited GP1	143,125
R C Greig Nominees Limited GP1	111,851
R C Greig Nominees Limited SA1	25,541
R C Greig Nominees Limited SA1	32,130
Reflex Nominees Limited	3,301
Reflex Nominees Limited	1,524
State Street	20,189
STATE STREET	125,753
STATE STREET	569,954
STATE STREET	362,090
STATE STREET	14,589
STATE STREET	211,851
STATE STREET	32,117
STATE STREET	49,796
STATE STREET	613,917
STATE STREET BOSTON	87,589
STATE STREET BOSTON	718,816
STATE STREET TRUST OF CANADA -	192,105
Sumitomo TB	9,736
UBS	32,884
UBS	393,095
ZEBAN NOMINEES LIMITED	203
ZEBAN NOMINEES LIMITED	62,428

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

9 SEPTEMBER 2005

12. Total holding following this notification

119,575,028

13. Total percentage holding of issued class following this notification

10.03%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ADAM WESTLEY, 020 7009 5052

16. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY

Date of notification

13 SEPTEMBER 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.